Mail Stop 3561

November 2, 2007

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

       Re: **Asia Automotive Acquisition Corporation**
                  Registration Statement on Form S-4
                  Filed November 1, 2007
                  File No. 333-147086

Dear Mr. Herren:

       This is to advise you that a preliminary review of the above registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.

1. Your registration statement does not appear to contain the financial statements meeting the requirements of Regulation S-X, as required pursuant to Item 14(e) of Form S-4.

2. Your registration statement does not include the consent of the experts named on page 146 of your proxy statement-prospectus, as required by Item 601(b)(23) of Regulation S-K.

3.   The "Calculation of Registration Fee" table is omitted from the cover page of your registration statement.

4.   Your registration statement does not comply with the instructions to the "Signatures" section of Form S-4.

For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any additional comments until these material deficiencies are addressed.

As long as it remains in its present form, we will not recommend acceleration of the effective date of the registration statement. Also, please note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. You may contact Damon Colbert at (202) 551-3581 regarding any legal questions or Ethan Horowitz at (202) 551-3311 regarding any accounting questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Paul M. Kavanaugh
        Fax: (248) 645-2690